Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Pre-tax income from continuing operations	$6,113	$9,680	$22,428	$63,261	$64,037
Fixed Charges	12,921	5,173	4,828	5,126	5,796

Total Earnings available for fixed charges	$19,034	$14,853	$27,256	$68,387	$69,833

Fixed charges:
Interest expense	$10,777	$3,310	$2,844	$2,652	$3,161
Interest portion of rental expense	2,144	1,863	1,984	2,474	2,635

Total Fixed Charges	$12,921	$5,173	$4,828	$5,126	$5,796

Ratio of Earnings to Fixed Charges	1.5	2.9	5.6	13.3	12.0